Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Bow River Capital Evergreen Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$57,924,416.00	0.0001381	$7,999.36

Total Transaction Valuation:		$57,924,416.00
Total Fees Due for Filing:				$7,999.36
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$7,999.36